SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 1 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             The First Trust Combined Series 272

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


              SUBJECT TO COMPLETION, DATED FEBRUARY 28, 1997
                         AS AMENDED AUGUST 18, 1999

 Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34
   Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56

        The First Trust (registered trademark)Combined Series 272

The First Trust Combined Series 272 consists of two unit investment trusts known as Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 and Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56, respectively (each, a "Trust" and collectively, the "Trusts").

The Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 consists of a portfolio of tax-exempt municipal bonds issued by or on behalf of the State of Michigan ("Michigan Bonds"). The Trust seeks to provide investors with income exempt from federal and Michigan income tax and to preserve capital.

The Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56 consists of a portfolio of tax-exempt municipal bonds issued by or on behalf of the State of Ohio ("Ohio Bonds"). The Trust seeks to provide investors with income exempt from federal and Ohio income tax and to preserve capital.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)
                             1-800-621-9533

             The date of this prospectus is __________, 1999

                          Table of Contents

Summary of Essential Information                          3
Fee Table                                                 5
Report of Independent Auditors                            7
Statements of Net Assets                                  8
Schedules of Investments                                  9
The First Trust Combined Series                          12
Portfolios                                               12
Risk Factors                                             13
Public Offering                                          14
Distribution of Units                                    16
The Sponsor's Profits                                    17
The Secondary Market                                     17
How We Purchase Units                                    17
Expenses and Charges                                     18
Tax Status                                               18
Retirement Plans                                         20
Rights of Unit Holders                                   20
Interest and Principal Distributions                     21
Redeeming Your Units                                     21
Removing Bonds from a Trust                              22
Amending or Terminating the Indenture                    23
Description of Bond Ratings                              24
Information on the Sponsor, Trustee and Evaluator        26
Other Information                                        27

                  Summary of Essential Information

 Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34
                   The First Trust Combined Series 272

                    At the Opening of Business on the
          Initial Date of Deposit of the Bonds-__________, 1999

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   Securities Evaluation Service, Inc.

Initial Number of Units
Fractional Undivided Interest in the Trust per Unit                                                         1/
Principal Amount (Par Value) of Bonds per Unit (1)                                                       $
Public Offering Price:
     Aggregate Offering Price Evaluation of Bonds per Unit                                               $
     Maximum Sales Charge of    % of the Public Offering Price per Unit
          (   % of the net amount invested)                                                              $
     Public Offering Price per Unit (2)                                                                  $
Sponsor's Initial Repurchase Price per Unit (3)                                                          $
Redemption Price per Unit (based on aggregate underlying value of Bonds) (3)                             $
Weighted Average Maturity of the Bonds
First Settlement Date
Mandatory Termination Date (4)

                                                                                      Monthly             Semi-Annual
                                                                                      Distribution        Distribution
                                                                                      Option              Option
                                                                                      ____________        _____________
Distributions (5):
     Estimated Net Annual Interest Income per Unit                                    $                   $
     Initial Distribution per Unit                                                    $                   $
     Partial Distribution per Unit                                                      N.A.              $
     Estimated Regular Distribution per Unit                                          $                   $
Estimated Current Return (6)                                                             %                   %
Estimated Long-Term Return (6)                                                           %                   %
CUSIP
Security Code

____________

See "Notes to Summary of Essential Information" on page 4.

                  Summary of Essential Information

   Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56
                   The First Trust Combined Series 272

 At the Opening of Business on the Initial Date of Deposit of the Bonds-
                            __________, 1999

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   Securities Evaluation Service, Inc.

Initial Number of Units
Fractional Undivided Interest in the Trust per Unit                                                         1/
Principal Amount (Par Value) of Bonds per Unit (1)                                                       $
Public Offering Price:
     Aggregate Offering Price Evaluation of Bonds per Unit                                               $
     Maximum Sales Charge of    % of the Public Offering Price per Unit
          (   % of the net amount invested)                                                              $
     Public Offering Price per Unit (2)                                                                  $
Sponsor's Initial Repurchase Price per Unit (3)                                                          $
Redemption Price per Unit (based on aggregate underlying value of Bonds) (3)                             $
Weighted Average Maturity of the Bonds
First Settlement Date
Mandatory Termination Date (4)

                                                                                      Monthly             Semi-Annual
                                                                                      Distribution        Distribution
                                                                                      Option              Option
                                                                                      ____________        _____________
Distributions (5):
     Estimated Net Annual Interest Income per Unit                                    $                   $
     Initial Distribution per Unit                                                    $                   $
     Partial Distribution per Unit                                                      N.A.              $
     Estimated Regular Distribution per Unit                                          $                   $
Estimated Current Return (6)                                                             %                   %
Estimated Long-Term Return (6)                                                           %                   %
CUSIP
Security Code

____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) Because certain of the Bonds may, in certain circumstances, be sold, redeemed or mature in accordance with their terms, we cannot guarantee that the Unit value at the Mandatory Termination Date will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The Public Offering Price shown above reflects the value of the Bonds on the business day prior to the Initial Date of Deposit. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange ("NYSE") on each day on which it is open (the "Evaluation Time"). No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accrued interest on the Bonds. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accrued interest on the Bonds. See "Fee Table" and "Public Offering."

(3) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(4) See "Amending or Terminating the Indenture."

(5) You may elect to receive distributions either monthly or semi-annually. Distributions will be paid on the last business day of a payment month ("Distribution Date") to Unit holders of record on the fifteenth day of such month ("Distribution Record Date"). The amount of the Estimated Regular Distributions per Unit was calculated on the basis of the Estimated Net Annual Interest Income per Unit less the estimated annual expenses and divided by twelve for monthly distributions or two for semi-annual distributions. The Initial and Partial Distributions per Unit differ from estimated regular distributions because they do not represent a full month or six-month period. Each Unit holder, regardless of the distribution option chosen, will receive the Initial Distribution
per Unit on                . Semi-annual Unit holders will receive the
Partial Distribution per Unit on                . Estimated Regular
Distributions per Unit will occur monthly, beginning in
for monthly Unit holders and will occur each June and December,
beginning                 for semi-annual Unit holders. The actual
distribution you receive will vary from that set forth above with changes in a Trust's fees and expenses and with the sale or redemption of Bonds. Distributions from the Principal Account will be made monthly if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Principal Account, if any, will be made in December of each year. See "Expenses and Charges" and "Interest and Principal Distributions."

(6) Estimated Current Return is calculated by dividing Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Long-Term Return is calculated using a formula which (1) factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Bonds; and (2) takes into account a compounding factor, the sales charge and expenses. There is no assurance that the Estimated Current and Long-Term Returns set forth above will be realized in the future because the various components used to calculate these figures, such as Trust expenses, market values and estimated retirements of the Bonds, will change. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions.

                             Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of a Trust and receive distributions either monthly or semi-annually. See "Public Offering" and "Expenses and Charges." Although the Trusts each have a term of approximately _____ years and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                           Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34

                                                                Monthly Distribution Option  Semi-Annual Distribution Option
                                                                ___________________________  _______________________________
                                                                               Amount                           Amount
                                                                               per Unit                         per Unit
                                                                               ________                         ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Maximum sales charge imposed on purchase                           %           $                 %              $
                                                                ========       ========       ========          ========

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                     %(a)          $               %(a)             $
                                                                ========       ========       ========          ========

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                              %          $                  %             $
Trustee's fee and other operating expenses                          %                             %
                                                                ________       ________       ________          ________
   Total                                                            %          $                  %             $
                                                                ========       ========       ========          ========

                             Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56

                                                                Monthly Distribution Option  Semi-Annual Distribution Option
                                                                ___________________________  _______________________________
                                                                               Amount                           Amount
                                                                               per Unit                         per Unit
                                                                               ________                         ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Maximum sales charge imposed on purchase                           %           $                 %              $
                                                                ========       ========       ========          ========

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                     %(a)          $               %(a)             $
                                                                ========       ========       ========          ========

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                              %          $                  %             $
Trustee's fee and other operating expenses                          %                             %
                                                                ________       ________       ________          ________
   Total                                                            %          $                  %             $
                                                                ========       ========       ========          ========

This example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trusts for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trusts' operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs under each distribution option would be:

                     Michigan Municipal Tax-Free Value Portfolio,      Ohio Municipal Tax-Free Value Portfolio,
                              Investment Grade Series 34                      Investment Grade Series 56

                     Monthly                Semi-Annual             Monthly              Semi-Annual
                     Distribution Option    Distribution Option     Distribution Option  Distribution Option
                     ___________________    ___________________     ___________________  ___________________
1 Year               $                      $                       $                    $
3 Years              $                      $                       $                    $
5 Years              $                      $                       $                    $
10 Years             $                      $                       $                    $

The example will not differ if you hold rather than sell your Units at the end of each period.

______________

(a) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

                     Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders

The First Trust Combined Series 272
   Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56

We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Combined Series 272, comprised of Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 and Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56, as of the opening of business on __________, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trusts on __________, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Combined Series 272, comprised of Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 and Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56, at the opening of business on __________, 1999 in conformity with generally accepted accounting principles.

                               ERNST & YOUNG LLP

Chicago, Illinois
__________, 1999

                       Statements of Net Assets

                   The First Trust Combined Series 272

                    At the Opening of Business on the
                Initial Date of Deposit-__________, 1999

                                                                             Michigan Municipal Tax- Ohio Municipal Tax-
                                                                             Free Value Portfolio,   Free Value Portfolio,
                                                                             Investment Grade        Investment Grade
                                                                             Series 34               Series 56
                                                                             ______________________  _____________________
NET ASSETS
Investment in Bonds represented  by purchase contracts (1)(2)                $                       $
Accrued interest on underlying Bonds (2)(3)
                                                                             ________                ________
                                                                             $                       $
Less liability for reimbursement to Sponsor for
   organization costs (4)                                                      (   )                   (   )
Less distributions payable (3)                                                 (   )                   (   )
                                                                             ________                ________
Net assets                                                                   $                       $
                                                                             ========                ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                        $                       $
Less maximum sales charge (5)                                                  (   )                   (   )
Less estimated reimbursement to Sponsor for organization costs (4)             (   )                   (   )
                                                                             ________                ________
Net assets                                                                   $                       $
                                                                             ========                ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Bonds listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank,
of which $    will be allocated between the two Trusts in The First
Trust Combined Series 272, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Bonds according to their purchase contracts ($___ and $___), accrued interest to the Initial Date of Deposit ($___ and $___) and accrued interest from the Initial Date of Deposit to the expected dates of delivery of the Bonds ($___ and $___) for the Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 and the Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56, respectively.

(3) The Trustee will advance to each Trust the amount of net interest accrued to the First Settlement Date which will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of
establishing the Trusts. These costs have been estimated at $    per
Unit for each Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(5)The aggregate cost to investors in the Trusts includes a maximum
sales charge computed at the rate of    % of the Public Offering Price
per Unit (equivalent to    % of the net amount invested), assuming no
reduction of sales charge as set forth under "Public Offering."

                          Schedule of Investments

 Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34

                   The First Trust Combined Series 272

                    At the Opening of Business on the
                Initial Date of Deposit-__________, 1999

Aggregate       Issue Represented by Sponsor's                                            Redemption         Cost of Bonds
Principal       Contracts to Purchase Bonds (1)                               Rating (3)  Provisions (4)     to the Trust (2)
__________      _________________________________________                     _______     ____________       _________
$                                                                                                            $






















_________                                                                                                    _________
$                                                                                                            $
=========                                                                                                    =========

__________

See "Notes to Schedules of Investments" on page 10.

                         Schedule of Investments

   Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56

                   The First Trust Combined Series 272

                    At the Opening of Business on the
                Initial Date of Deposit-__________, 1999

Aggregate       Issue Represented by Sponsor's                                            Redemption         Cost of Bonds
Principal       Contracts to Purchase Bonds (1)                               Rating (3)  Provisions (4)     to the Trust (2)
__________      _________________________________________                     _______     ____________       _________
$                                                                                                            $
























_________                                                                                                    _________
$                                                                                                            $
=========                                                                                                    =========

__________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Bonds are represented by regular way contracts to purchase such Bonds which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Bonds on __________, 1999 and we expect that they will all settle on or prior to
__________, 1999.

Page 10


(2) The cost of the Bonds to a Trust represents the aggregate underlying value with respect to the Bonds acquired (generally determined by the aggregate offering price of the Bonds at the Evaluation Time on the business day before the Initial Date of Deposit). The evaluation of the Bonds has been determined by the Evaluator. The cost of the Bonds to us and our profit or loss (which is the difference between the cost of the Bonds to us and the cost of the Bonds to a Trust) are set forth below:

                                                       Cost of
                                                       Bonds to       Profit
                                                       Sponsor        (Loss)
                                                       ___________    _______
Michigan Municipal Tax-Free Value Portfolio,
  Investment Grade Series 34                           $              $
Ohio Municipal Tax-Free Value Portfolio,
  Investment Grade Series 56

In addition, the aggregate bid price of the Bonds at the Evaluation
Time on the business day before the Initial Date of Deposit and the annual interest income to the Trusts were:
                                                                      Annual
                                                        Aggregate     Interest
                                                        Bid Price     Income
                                                        __________    ________
Michigan Municipal Tax-Free Value Portfolio,
Investment Grade Series 34                              $             $
Ohio Municipal Tax-Free Value Portfolio,
Investment Grade Series 56

(3) Ratings are by Standard & Poor's and have been obtained from a corporate bond information reporting service.

(4) Certain Bonds may be redeemed before their stated maturity. This column shows when a Security is initially redeemable and the redemption price for that year. Bonds are redeemable at declining prices (but not below par value) in subsequent years. Certain Bonds may also be redeemed in whole or in part other than by operation of the stated redemption provisions under certain circumstance detailed in the instruments creating them. Such redemption provisions may result in a redemption price less than the value of the Bonds on the Initial Date of Deposit. Redemption pursuant to call provisions generally will occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par. To the extent that Bonds were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and Unit holders will receive a distribution of the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Bonds are used to pay for Unit redemptions). Estimated Current Return and Estimated Long-Term Return may also be affected by such redemptions.

             The First Trust Combined Series

The First Trust Combined Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named the Combined Series. We designate each of these investment company series, The First Trust Combined Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trusts.

This First Trust Combined Series consists of two unit investment trusts known as Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 ("Michigan Municipal Tax-Free Value Portfolio") and Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56 ("Ohio Municipal Tax-Free Value Portfolio").

Mandatory Termination Date.

The Trusts will terminate on the Mandatory Termination Date set forth in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee, First Trust Advisors L.P. as Portfolio Supervisor and Securities Evaluation Service, Inc. as Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited municipal bonds (the
"Bonds") with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").

With our deposit of Bonds on the Initial Date of Deposit we established a percentage relationship among the Bonds in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Bonds in a Trust, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Bonds on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Bonds.

Since the prices of the Bonds will fluctuate daily, the ratio of Bonds in a Trust, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in a Trust.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Bonds may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Bonds will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Bonds in a Trust. As the holder of the Bonds, the Trustee will vote all of the Bonds and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Bonds. However, if a contract for the purchase of any of the Bonds initially deposited in a Trust fails, unless we can purchase substitute Bonds ("Replacement Bonds") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Bond a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The municipal bond market may not be the lead story on the nightly business news, but owning tax-free bonds in this low inflation environment could add value to your investment portfolio.

With the U.S. economy now in its ninth year of expansion and many investors having profited from a strong stock market, it might be prudent for some investors to consider reallocating a portion of their investment capital from stocks into the municipal bond market. For others, tax-free income may be reason enough to invest.

The Michigan Municipal Tax-Free Value Portfolio seeks to distribute either monthly or semiannual income that is exempt from federal and Michigan state income taxes.

The Ohio Municipal Tax-Free Value Portfolio seeks to distribute either monthly or semiannual income that is exempt from federal and Ohio state income taxes.

The following factors support our positive outlook for municipal bonds:

- On a taxable equivalent yield basis, the yields available in the municipal market are currently attractive relative to taxable bonds for individuals who are in the combined federal and state 34% tax bracket and higher.

- The strong U.S. economy has made a positive impact on municipal revenues generated from taxes and services. Increased revenues can enhance the credit-worthiness of the issuers as well as boost the confidence of investors.

- Michigan and Ohio municipalities that issued bonds in the 1990s have saved millions of dollars in interest payments due to declining rates. By reducing their cost of capital, issuers should be better able to meet their obligations.

- The supply of new Michigan and Ohio municipal bonds coming to market has been declining in recent years. Less supply can help support bond prices over time.

Portfolio Selection. Each bond selected for the portfolio has been carefully analyzed by our municipal bond specialists. The First Trust team of professionals seeks to provide Michigan and Ohio residents with the kind of diversification, expertise and value that they are unlikely to replicate on their own. All of the bonds in the Trusts are rated investment grade.

Inflation Adjusted Return. Michigan and Ohio tax-free municipal bonds are attractive for more than just their taxable equivalent yields. They are also attractive on an inflation adjusted return basis. As you know, inflation has been low over the past few years. Low inflation is positive for bond investors because it increases the buying power of the income stream earned on bonds and helps stabilize bond prices.

Rates Are Competitive. Whether you are in need of rebalancing your portfolio or simply in need of current income, tax-free municipal bonds look attractive. Compare the Trusts to taxable bonds, stocks or any other securities you may be considering. Depending on your particular tax bracket, the Michigan Tax-Free Value Portfolio or the Ohio Tax-Free Value Portfolio may be a suitable choice.

Each Trust has an expected life of ____ years. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

Bond Selection.

We considered the following factors, among others, in selecting the Bonds for the Trust:

- The price of the Bonds relative to other issues of similar quality and maturity;

- The present rating and credit quality of the issuer of the Bond and potential for improvement;

-  The diversification of the Bonds;

-  The income to the Trusts;

-  Whether the Bonds were issued after July 18, 1984; and

-  The stated maturity of the Bonds.

As of the Initial Date of Deposit, all of the Bonds were rated "___" or better by Moody's Investors Service, Inc. ("Moody's"), or "___" or better by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). See "Description of Bond Ratings." After the Initial Date of Deposit, a Bond's rating may be lowered. This would not immediately cause the Bond to be removed from the Trust, but may be considered by us in determining whether to direct the Trustee to dispose of such Bond. See "Removing Bonds from a Trust."

                      Risk Factors

Price Volatility. The Trusts invest in municipal bonds. The value of the Bonds will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. The value of the Bonds will also fluctuate with changes in investors' perceptions of an issuer's financial condition or the general condition of the municipal bond market, changes in inflation rates or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell Bonds in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Interest. There is no guarantee that the issuers of the Bonds will be able to satisfy their interest payment obligations to the Trusts over the life of the Trusts.

Alternative Minimum Tax. While distributions of interest from the Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 and the Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series
56 are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax.

Municipal Bonds. Each Trust invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Trust may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by the Trusts and would therefore impact the price of both the Bonds and the Units.

Legislation/Litigation. From time to time, various legislative initiatives are proposed which may have a negative impact on the prices of certain of the municipal bonds represented in the Trusts. In addition, litigation regarding any of the issuers of the municipal bonds, such as litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the share prices of these Bonds. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the prices of the Bonds or of the issuers.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Bonds. You should note that issuers of municipal bonds may have greater Year 2000 complications than other issuers.

Michigan. The Michigan Municipal Tax-Free Value Portfolio is concentrated in municipal bonds issued by or on behalf of the State of Michigan. The financial condition of the State of Michigan is affected by various national and local, economic, social and environmental policies and conditions. Constitutional and statutory limitations may constrain the State and its local governments in their ability to raise revenue, and therefore, the ability of the issuers of the Bonds to satisfy their obligations. Michigan's constitution limits the amount which may be raised from taxes and other sources to a specified percentage of State personal income in the prior year or the average in the prior three years, whichever is greater.

The economic health of Michigan, and therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by several factors. The economy continues to be dependent on manufacturing, tourism and agriculture. These sectors tend to be cyclical and are facing increasing competition from foreign producers. As of May 18, 1999, the State's general obligation bonds are rated "Aa1" by Moody's, "AA+" by Standard and Poor's, and "AA+" by Fitch IBCA.

Ohio. The Ohio Municipal Tax-Free Value Portfolio is concentrated in municipal bonds issued by or on behalf of the State of Ohio. The financial condition of the State of Ohio is affected by various national and local, economic, social and environmental policies and conditions. Constitutional and statutory limitations may constrain the State and its local governments in their ability to raise revenue, and therefore, the ability of the issuers of the Bonds to satisfy their obligations. Ohio operates on a two year cycle for taxing and spending and is prevented by law from ending each cycle in a deficit position.

The economic health of Ohio, and therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by several factors. While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel rubber products and household appliances. As a result, general economic activity tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness. As of August 16, 1999, the State's general obligation bonds are rated "AA1" by Moody's and "AA+" by Standard & Poor's.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Bonds;

- The amount of any cash in the Interest and Principal Accounts of a Trust;

- Net interest accrued but unpaid on the Bonds after the First
Settlement Date to the date of settlement; and

- The sales charge.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Bonds, changes in the value of the Interest and/or Principal Accounts and the accrual of interest on the Bonds.

Bonds purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Bonds contained in a Trust. Bonds will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Bonds. To the extent the proceeds from the sale of these Bonds are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Bonds to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Bonds sold. Although the dollar amount of the reimbursement will remain fixed and will never exceed the per Unit amount set forth in "Statements of Net Assets" for such Trust, this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Bonds, to the extent practicable, which will maintain the same proportionate relationship among the Bonds contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Accrued Interest.

Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Bonds generally is paid semiannually, although the Trusts accrue such interest daily. Because the Trusts always have an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest you paid for on the next distribution date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

Initial Offering Period. The maximum sales charge during the initial
offering period equals    % of the Public Offering Price (equivalent to
      % of the net amount invested).

Secondary Market. The maximum sales charge during the secondary market is determined based upon the number of years remaining to the maturity of each Bond in the Trust, but in no event will the secondary market
sales charge exceed    % of the Public Offering Price (equivalent to
% of the net amount invested). For purposes of computation, Bonds will be deemed to mature either on their expressed maturity dates, or an earlier date if: (a) they have been called for redemption or funds have been placed in escrow to redeem them on an earlier call date; or (b) such Bonds are subject to a "mandatory tender." The effect of this method of sales charge computation will be that different sales charge rates will be applied to each of the Bonds, in accordance with the following schedule:

                                       Secondary
                                       Market
Years to Maturity                      Sales Charge
_________________                      ________________
Less than 1                              %
1 but less than 2                        %
2 but less than 3                        %
3 but less than 4                        %
4 but less than 5                        %
5 but less than 6                        %
6 but less than 7                        %
7 but less than 8                        %
8 or more                                %

Discounts for Certain Persons.

If you invest at least $        (except if you are purchasing for a
"wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                       Your maximum
If you invest                          sales charge
(in thousands):*                       will be:
______________                         ____________
$    but less than $                    %
$    but less than $                    %
$    but less than $                    %
$    or more                            %

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. We will consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the broker/dealer or other selling agent making the sale.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

The Value of the Bonds.

The Evaluator will appraise the aggregate underlying value of the Bonds in each Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and holidays on which the NYSE is closed.

The aggregate underlying value of the Bonds in a Trust will be determined as follows:

a) On the basis of current market offering prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;

b) If such prices are not available for any of the Bonds, on the basis of current market offering prices of comparable bonds;

c) By determining the value of the Bonds on the offering side of the market by appraisal; or

d) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Bonds will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The offering price of the Bonds may be expected to be greater than their bid price by approximately 1-2% of the aggregate principal amount of such Bonds.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of % of the Public Offering Price per Unit (or % of the maximum sales charge for secondary market sales). Dealers and selling agents will receive an additional volume concession or agency commission of % of the Public Offering Price if they purchase at least $_______ worth of Units of a Trust on the Initial Date of Deposit or $________ on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria or participate in our sales programs, amounts equal to no more than the total applicable sales charges on Units sold by such persons during such programs. We make these payments out of our own assets and not out of a Trust's assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges such Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable or tax-exempt investments such as the securities comprising various investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Bonds and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Interest Account of such Trust if funds are available, and then from the Principal Account. The Interest and Principal Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Bonds. First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliate for providing services to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses, and the fees set forth above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Bonds or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the respective Trust. We cannot guarantee that distributions from the Bonds will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Interest or Principal Accounts of a Trust, the Trustee has the power to sell Bonds to make cash available to pay these charges. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

The Trusts will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, a Trust will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

State Tax Status.

Michigan. In the opinion of Miller, Canfield, Paddock and Stone, Plc, special counsel to the Trust for Michigan tax matters, under existing Michigan law:

The Michigan Municipal Tax-Free Value Portfolio and the owners of Units will be treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler as to the applicability of federal income tax under the Internal Revenue Code of 1986 to the Michigan Municipal Tax-Free Value Portfolio and the Unit holders.

Under the income tax laws of the State of Michigan, the Michigan Municipal Tax-Free Value Portfolio is not an association taxable as a corporation; the income of the Michigan Municipal Tax-Free Value Portfolio will be treated as the income of the Unit holders and be deemed to have been received by them when received by the Michigan Municipal Tax-Free Value Portfolio. Interest on the underlying Bonds which is exempt from tax under these laws when received by Michigan Municipal Tax-Free Value Portfolio will retain its status as tax exempt interest to the Unit holders.

For purposes of the foregoing Michigan tax laws, each Unit holder will be considered to have received his or her pro rata share of Bond interest when it is received by Michigan Municipal Tax-Free Value Portfolio, and each Unit holder will have a taxable event when the Michigan Municipal Tax-Free Value Portfolio disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unit holder redeems or sells his or her Certificate to the extent the transaction constitutes a taxable event for federal income tax purposes. The tax cost of each unit to a Unit holder will be established and allocated for federal income tax purposes.

The Michigan Intangibles Tax was totally repealed effective January 1,
1998.

The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity," as defined in the Act. Under the Single Business Tax, both interest received by the Michigan Municipal Tax-Free Value Portfolio on the underlying Bonds and any amount distributed from the Michigan Municipal Tax-Free Value Portfolio to a Unit holder, if not included in determining taxable income for federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan Municipal Tax-Free Value Portfolio or the Unit holders. If the Michigan Municipal Tax-Free Value Portfolio or the Unit holders have a taxable event for federal income tax purposes when the Michigan Municipal Tax-Free Value Portfolio disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or the Unit holder redeems or sells his or her Certificate, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing federal taxable income in the year the loss occurred. Unit holders should consult their tax advisor as to their status under Michigan law. The Single Business Tax is being phased out over a twenty-three year period at a rate of one-tenth of one percent per year, beginning in 1999.

Any proceeds paid under an insurance policy issued to the Trustee of the Michigan Municipal Tax-Free Value Portfolio, or paid under individual policies obtained by issuers of Bonds, which, when received by the Unit holders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax.

As the Tax Reform Act of 1986 eliminated the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unit holder will be increased accordingly to the extent such capital gains are realized when the Michigan Municipal Tax-Free Value Portfolio disposes of a Bond or when the Unit holder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for federal income tax purposes.

Ohio. In the opinion of Squire, Sanders & Dempsey LLP, special Ohio counsel to the Ohio Municipal Tax-Free Value Portfolio, provided that at all times at least fifty percent of the value of the total assets of the Ohio Municipal Tax-Free Value Portfolio consist of Ohio Bonds, or similar obligations of other states or their subdivisions, under existing Ohio law:

The Ohio Municipal Tax-Free Value Portfolio is not taxable as a corporation or otherwise for purposes of the Ohio income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

Income of the Ohio Municipal Tax-Free Value Portfolio will be treated as the income of the Unit holders for purposes of the Ohio personal income tax and municipal and school district income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unit holder.

Interest on Ohio Bonds held by the Ohio Municipal Tax-Free Value
Portfolio is exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit holders.

Interest on Territorial Bonds held by the Ohio Municipal Tax-Free Value Portfolio, the interest on which is exempt from state income taxes under the laws of the United States, is exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio and, provided such interest is excluded from gross income for federal income tax purposes, is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit holders.

Proceeds paid under insurance policies, if any, to the Trustee of the Ohio Municipal Tax-Free Value Portfolio representing maturing interest on defaulted obligations held by the Ohio Municipal Tax-Free Value Portfolio that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax and municipal and school district income taxes in Ohio and the net income base of the

Ohio corporation franchise tax.

Gains and losses realized on the sale, exchange or other disposition by the Ohio Municipal Tax-Free Value Portfolio of Ohio Bonds are excluded in determining adjusted gross and taxable income for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit holders.

Federal Tax Status.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status and Distributions.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Bonds and other assets held by the Trusts, and as such you will be considered to have received a pro rata share of income (i.e., interest, accruals of original issue discount and market discount, and capital gains, if any) from each Bond when such income is considered to be received by the Trusts. This is true even if you elect to have your distributions automatically reinvested into another existing investment account.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Bonds, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Bonds from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Bond or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Bond or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of original issue discount, premium and accrued interest, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units or the date the Trust purchases a Bond to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations (for example, in the case of gain attributable to market discount).

Discount, Accrued Interest and Premium.

Some Bonds may have been sold with original issue discount. This generally means that the Bonds were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. The basis of your Units and of each Bond which was issued with original issue discount must be increased as original issue discount accrues.

Some Bonds may have been purchased at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Bond over the purchase price of the Bond (not including unaccrued original issue discount). Market discount can arise based on the price the Trust pays for a Bond or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when the Trust receives principal payments on the Bond, when the Bond is sold or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

Alternatively, some Bonds may have been purchased at a premium.

Generally, if the tax basis of your pro rata portion of any Bond exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize bond premium. If you make this election, you may reduce your interest income received on the Bond by the amount of the premium that is amortized and your tax basis will be reduced.

If the price of your Units included accrued interest on a Bond, you must include the accrued interest in your tax basis in that Bond. When the Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Bond.

This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Bonds that were issued with original issue discount.

Limitations on the Deductibility of Trust Expenses and Your Interest
Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts,
- Keogh Plans,
- Pension funds, and
- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. If you are considering participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax adviser. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of interest (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- The amount of interest received by the Trust less deductions for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The dates Bonds were sold and the net proceeds received from such sales less deduction for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The Bonds held and the number of Units outstanding on the last business day of the calendar year;

- The Redemption Price per Unit on the last business day of the calendar year; and

- The amounts actually distributed during the calendar year from the Interest and Principal Accounts, separately stated.

You may request from the Trustee copies of the evaluations of the Bonds as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                 Interest and Principal
                      Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit interest received on the Trust's Bonds to the Interest Account of the Trust. All other receipts, such as return of capital, are credited to the Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute an amount substantially equal to your pro rata share of the balance of the Interest Account calculated on the basis of one-twelfth (one-half in the case of Unit holders electing semi-annual distributions) of the estimated annual amount of interest received in the Income Account after deducting estimated expenses on or near the Distribution Dates to Unit holders of record on the preceding Distribution Record Date. See "Summary of Essential Information" for each Trust. Because interest is not received by a Trust at a constant rate throughout the year, the distributions you receive may be more or less than the amount credited to the Interest Account as of the Distribution Record Date. In order to minimize fluctuations in distributions, the Trustee is authorized to advance such amounts as may be necessary to provide distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds in the Interest Account at the next Distribution Record Date. The Trustee will distribute amounts in the Principal Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

You will receive interest distributions monthly unless you elect to receive them semi-annually. Your plan of distribution will remain in effect until changed. During May of each year the Trustee will provide you with information on how to change your distribution election.

Within a reasonable time after a Trust is terminated you will receive the pro rata share of the money from the disposition of the Bonds.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Universal Distribution Option. You may elect to have your principal and interest distributions automatically distributed to any other investment vehicle of which you have an existing account. If you elect this option, the Trustee will notify you of each distribution made pursuant to this option. You may elect to terminate your participation at any time by notifying the Trustee in writing.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing interest will be withdrawn from the Interest Account of a Trust if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account of a Trust.

The IRS requires the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Income and Capital Distributions."

The Trustee may sell Bonds in a Trust to make funds available for redemption. If Bonds are sold, the size and diversification of such Trust will be reduced. These sales may result in lower prices than if the Bonds were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Bonds not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts of a Trust not designated to purchase Bonds;

2. the aggregate underlying value of the Bonds held in a Trust; and

3. accrued interest on the Bonds; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

               Removing Bonds from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Bond in certain limited circumstances, including situations in which:

- The issuer of the Bond has defaulted in the payment of principal or interest on the Bond;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Bond has been instituted;

- The issuer of the Bond has breached a covenant which would affect the payment of principal or interest on the Bond, the issuer's credit standing, or otherwise damage the sound investment character of the Bond;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

-  The Bond is the subject of an advanced refunding;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Bond; or

- The price of the Bond has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Bond would be harmful to the Trust.

If a Bond defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact within 30 days. If we fail to instruct the Trustee whether to sell or hold the Bond within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Bonds and will not be liable for any depreciation or loss incurred thereby.

Except in the limited instance in which a Trust acquires Replacement Bonds as described in "The First Trust Combined Series," a Trust may not acquire any bonds or other property other than the Bonds. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged bonds or property in exchange for a Bond, except that we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such Bonds or in our written opinion the issuer will likely default in respect to such Bonds in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Bonds originally deposited in a Trust. We may get advice from the Portfolio Supervisor before reaching a decision regarding the receipt of new or exchange securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Bonds, exchanged bonds or property from a Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Bonds designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Bonds should be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Bonds on behalf of such Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, a Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Bonds owned by a Trust as shown by any evaluation is less than 20% of the aggregate principal amount of Bonds deposited in a Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Bonds in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Bonds. Because the Trustee must sell the Bonds within a relatively short period of time, the sale of Bonds as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Bonds, along with your interest in the Interest and Principal Accounts of a Trust, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

              Description of Bond Ratings*

       *As published by the rating companies.

Standard & Poor's.

A brief description of the applicable Standard & Poor's rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

BB, B, CCC, CC - Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his or her own judgment with respect to such likelihood and risk.

Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include mergers, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

Moody's.

A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A 1 and Baa 1 - Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

Baa - Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con.(- - -) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or
(d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series
- FT Series (formerly known as The First Trust Special Situations Trust)
- The First Trust Insured Corporate Trust
- The First Trust of Insured Municipal Bonds
- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Bonds; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Bonds are sold. If we fail to act under the

Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Bonds which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is Securities Evaluation Service, Inc. The Evaluator's address is 531 East Roosevelt Road, Suite 200, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, has audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

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Page 31


                   FIRST TRUST (registered trademark)

 MICHIGAN MUNICIPAL TAX-FREE VALUE PORTFOLIO, INVESTMENT GRADE SERIES 34
   OHIO MUNICIPAL TAX-FREE VALUE PORTFOLIO, INVESTMENT GRADE SERIES 56

                   The First Trust Combined Series 272

                                Sponsor:

                          NIKE SECURITIES L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        THE CHASE MANHATTAN BANK
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

This prospectus contains information relating to Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 and Ohio Municipal Tax-
 Free Value Portfolio, Investment Grade Series 56, but does not contain all of the information about this investment company as filed with the
    Securities and Exchange Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-22615) and
-  Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov

                            __________, 1999

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                   First Trust (registered trademark)

         The First Trust (registered trademark) Combined Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in The First Trust Combined Series 272 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trusts in which you are considering investing.

This Information Supplement is dated __________, 1999. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors                                                                1
   Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34 1 Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56 4
Municipal Bonds                                                             8
   Healthcare Revenue Bonds                                                 8
   Single Family Mortgage Revenue Bonds                                     8
   Multi-Family Mortgage Revenue Bonds                                      8
   Water and Sewerage Revenue Bonds                                         9
   Electric Utility Revenue Bonds                                           9
   Lease Obligation Revenue Bonds                                           9
   Industrial Revenue Bonds                                                 9
   Transportation Facility Revenue Bonds                                   10
   Educational Obligation Revenue Bonds                                    10
   Resource Recovery Facility Revenue Bonds                                10
   Discount Bonds                                                          10
   Original Issue Discount Bonds                                           11
   Zero Coupon Bonds                                                       11
   Premium Bonds                                                           11

Risk Factors.

Michigan Municipal Tax-Free Value Portfolio, Investment Grade Series 34

Economic Outlook. The recession of 1989-1992, like the recessions in the early 1980s, affected the State of Michigan more severely than the nation as a whole. Much of the state's past sensitivity to business cycles can be attributed to its concentration in and dependence upon a few core industries-most notably motor vehicle manufacturing. In 1991 alone, for example, Michigan lost more than 60,000 jobs, with about 19% of them directly attributable to losses in the motor vehicle manufacturing industry.

Since the mid-1990's, however, Michigan has made an effort to diversify its economy and expand sectors other than durable goods manufacturing, allowing the state to experience its best economic performance in a generation. Since 1994, the state unemployment rate has remained below the national average, overall employment has risen steadily, and business relocations and expansions in the state have increased dramatically.

While Michigan's efforts to diversify its economy have proven successful, as reflected by the fact that durable goods sector employment has fallen from 33.1% of total employment in 1969 to less than 19% in 1998, durable goods manufacturing still represents a sizable portion of the state's economy. As a result, any substantial national economic downturn is likely to have an adverse effect on the economy and revenues of the state and some of its local governmental units. Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the state's economy is the manufacturing of durable goods.

Since 1990, total employment in Michigan has climbed by about 660,000 jobs, and employment in the state reached an all-time high of 4.8 million in January 1999, with the work force also reaching a record 5.1 million. During 1998, approximately 85% of new jobs were created in private nonmanufacturing industries, especially business services, healthcare, construction and professional services. The distribution of employment growth during 1998 favored the construction, transportation and trade sectors, with 3.6%, 2.7% and 2.0% increases, respectively. And, as a signal that Michigan's economy is becoming more like the nation's, the healthcare industry overtook the motor vehicle manufacturing industry as the largest single contributor to the state's employment base.

The manufacturing sector lost jobs again in 1998, showing a 0.1% decline. The composition of this sector, however, has experienced some shifting from durable to nondurable goods manufacturing, as Michigan's share of domestic motor vehicle production fell from 36% in 1982 to about 25% in 1996. Nationally, sales of cars and light trucks grew 2.9% during 1998, and vehicles produced in the United States gained an additional 2.5% of the market. Despite diversification, the Michigan economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect state revenues, and the financial impact on local units of government could be more severe in the areas where plants are closed.

Along with the shifting emphasis away from manufacturing, Michigan has experienced a decline in personal income growth for the past few years as high-income manufacturing jobs are replaced by lower-income jobs in sectors such as services and trade. Although wages are generally lower in these industries, service and trade employment is generally more robust during economic downturns. Thus, Michigan's personal income growth is not expected to increase as dramatically as it has in the past, but it will also not suffer the accompanying income volatility. This transition should enable the state to weather future recessions better than during the 1980s and early 1990s. During 1998, the state's per capita personal income increased by 4.1% to average $24,998, while nationally the average increased 4.7% to $25,298.

Michigan's unemployment rate dropped to 3.9% in 1998, a dramatic decrease from 10% in 1990 and the state's lowest average unemployment rate since 1969. The national average was 4.5%. In addition, low unemployment rates and job growth have caused renewed population growth for Michigan. During 1997, the state gained over 37,000 new residents, a 0.4% increase. Michigan's recent population gains reflect a steady growth which the state has not experienced in over 25 years.

Although the job market is expected to remain somewhat tight, job growth in Michigan is projected to be between 2.0% to 2.6% during 1999 and 2000. This growth will be fueled by large gains in the service, construction and trade sectors, while manufacturing's recent declines are expected to be replaced with a 0.2% gain (despite losses in the motor vehicle industry). In addition, the state's unemployment rate is expected to hold steady at about 4.0% through 2000, while personal income is projected to experience slow to moderate increases.

Revenues and Expenditures. In recent years, Michigan has reduced its state governmental workforce and at the close of Fiscal Year 1998, for the sixth consecutive year, every state department finished the year under budget. Michigan's General Fund/General Purpose (GF/GP) revenues totaled $19.0 billion during Fiscal Year 1998 (ended September 30,
1998). Taxes represented approximately 56% of this amount, with revenues from the federal government (mainly the Department of Health and Human Services), adding another $6.9 billion. GF/GP spending reached $17.6 billion, leaving a year-end GF/GP balance of $1.4 billion. When adjusted to account for other funding sources and operating transfers, the state's final FY 1998 operating balance totaled $1.3 billion.

Michigan's Budget Stabilization Fund (BSF), also known as the "Rainy Day Fund," was established in 1977 to assist in stabilizing revenue and employment during economic downturns and to maintain the state's credit rating. At the end of FY 1998, the BSF contained $1.05 billion, including a $49 million deposit and $65 million interest earned. This total, however, represents an 8.5% decrease from the FY 1997 balance because of a $212 million transfer to the School Aid Fund. This transfer is a result of the Durant settlement, stemming from a lawsuit in which 84 Michigan school districts successfully sued the state in response to inadequate educational funding with respect to State Constitutional mandates. Additional transfers of $32 million will be made annually from the BSF to the School Aid Fund during FY 2000 and each of the subsequent nine years. Also as a part of the Durant settlement, GF/GP balances for FY 1998 and subsequent years will be deposited directly into the BSF (1997 PA 142, 143 and 144).

The State of Michigan develops its yearly budget by projecting a future available revenue baseline using a consensus revenue estimating process. Each two-year baseline is reached by agreement between the Michigan Department of Treasury and the State Senate and House Fiscal Agencies. When a fiscal year's budget is developed, this general fund revenue baseline is adjusted to reflect actual revenues from the previous and current fiscal years, as well as any expected changes in projected revenues.

The Michigan Constitution of 1963 limits the amount of total revenues raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the state's personal income for the prior calendar year. In the event that the state's total revenues exceed the limit by 1% or more, the Constitution requires that the excess be refunded to taxpayers.

Preliminary baseline tax receipts are projected to grow by 4.1% during FY 1999, with total revenues growing by 3.9% to $9.15 billion. In the FY 1999 budget, however, projected overall GF/GP revenues were reduced to 2.1% growth (or $8.99 billion) in order to accommodate phased-in tax cuts and adjustments based upon actual FY 1998 receipts. The state has budgeted GF/GP spending to grow by 1.9% during FY 1999, compared to FY 1998's 2.7% increase. Gross appropriations (including capital outlay and transportation) for FY 1999 are expected to reach $32.1 billion, a 3.0% increase over the prior year's spending.

The preliminary Fiscal Year 2000 revenue baseline projected 2.7% growth. The FY 2000 budget has since been adjusted to reflect the impact of the proposed reduction of the Michigan personal income tax rate from 4.4% to 3.9%. The impact of this adjustment to the General Fund in FY 2000 is the loss of $126 million of what would otherwise have been new revenue. Of this amount, $34 million could be recouped by the proposed repeal of the Tuition Tax Credit. Based on these assumptions, the budget's adjusted FY 2000 GF/GP revenues are now expected to total $9.07 billion. Combined with an estimated $9.07 billion in GF/GP spending, the state expects a GF/GP surplus of $200,000. The net balance from all funds, however, is projected to produce a $261.4 million operating surplus.

Debt Management. Michigan's borrowings fall into two main categories: general obligation debt and revenue dedicated debt. This second type is issued with the provision that repayment will only be made from specific dedicated revenue sources and is not a general obligation of the state. The state's long-term general obligation debt can only be issued with the approval of the voters or for the purpose of making loans to school districts. Short-term general obligation debt, which must be repaid within the fiscal year it is borrowed, may be issued with the approval of the legislature but may not exceed 15% of undedicated revenues in the prior year. As of September 30, 1997, the state's outstanding general obligation debt was $677.3 million, and the state's revenue dedicated debt was $2.7 billion. During FY 1998, $250 million in new general obligation debt was issued ($90 million in Environmental Protection Bonds and $160 million in School Bond Loans).

Ratings. On January 21, 1998, Standard & Poor's Ratings Service increased its rating for State of Michigan general obligation bonds to AA+. In March 1997, Moody's Investors Service, Inc. refined its rating from Aa to Aa2, which it then upgraded to Aa1 on October 16, 1998. Fitch IBCA, Inc. also upgraded its rating of AA to AA+ on April 15, 1998.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of Bonds held by the Michigan Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of the Bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Michigan Trust to pay interest on or principal of the Bonds.

Federal and Michigan State Tax-Free Income.

The following table shows the approximate marginal taxable yields for individuals that are equivalent to tax-exempt yields under combined federal and state taxes, using published 1999 marginal federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. For cases in which more than one state bracket falls within a federal bracket, the higher state bracket is combined with the federal bracket. The combined state and federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table illustrates what you would have to earn on taxable investments to equal the tax-exempt yield for your income tax bracket. The taxable equivalent yields may be somewhat higher than the equivalent yields indicated in the following table for those individuals who have adjusted gross incomes in excess of $121,200. The table does not reflect the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the maximum marginal federal tax rate to approximately 44% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

                               MICHIGAN TAX EQUIVALENT TABLE
____________________________________________________________________________________________
Taxable Income ($1,000's)                    Tax-Exempt Estimated Current Return
Single          Joint           Tax       4.0%   4.5%   5.0%   5.5%   6.0%    6.5%    7.0%
Return          Return          Bracket*  Equivalent Taxable Estimated Current Return
____________________________________________________________________________________________
$     0- 25.75  $     0- 43.05  18.7%     4.92%  5.54%  6.15%  6.77%   7.38%   8.00%   8.61%
  25.75- 62.45    43.05-104.05  31.2%     5.81%  6.54%  7.27%  7.99%   8.72%   9.45%  10.17%
  62.45-130.25   104.05-158.55  34.0%     6.06%  6.82%  7.58%  8.33%   9.09%   9.85%  10.61%
 130.25-283.15   158.55-283.15  38.8%     6.54%  7.35%  8.17%  8.99%   9.80%  10.62%  11.44%
Over 283.15     Over 283.15     42.3%     6.93%  7.80%  8.67%  9.53%  10.40%  11.27%  12.13%

* Please note that the table does not reflect (i) any federal or state limitations on the amounts of allowable itemized deductions, phase-outs of personal or dependent exemption credits or other allowable credits, (ii) any local taxes imposed or (iii) any taxes other than personal income taxes.

Ohio Municipal Tax-Free Value Portfolio, Investment Grade Series 56

The Ohio Trust will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the state, or agencies or instrumentalities of the state or its political subdivisions ("Ohio Obligations"). The Ohio Trust is therefore susceptible to general or particular economic, political or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

Generally, creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the state itself, and the state has no responsibility to make payments on those local obligations. There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Ohio Trust or other parties.

Economic Outlook. While seeking diversification by expanding services and other non-manufacturing sectors, the Ohio economy continues to rely on durable goods manufacturing, concentrated largely in the production of motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity tends to be more cyclical than in more economically diversified states and in the nation as a whole.

During 1998, Ohio's total payroll employment dropped by 0.1% (7,900 jobs), compared with growth in the 1% to 1.5% range during 1995-97. Services and trade, the state's largest areas of employment, created over 53,000 new jobs combined. Among all sectors, however, the finance, real estate and insurance sector showed the highest percentage gains, at 3.5% or 10,200 new positions. Yet one of the most important areas of the state's economy exhibited very slow growth again in 1998. With nearly
1.1 million residents employed in this area, Ohio is the third largest manufacturing state in the nation. The state's factories lead the nation in the production of steel, plastics and fabricated metals, as well as autos and trucks. Like manufacturing sectors across the country, Ohio's manufacturing sector experienced very slow growth, generating only 2,800 jobs in 1998 (following a loss of 2,100 jobs in 1997). Despite slowing employment growth, manufacturing still leads all Ohio industries in terms of total income, with $27.2 billion in durable and nondurable manufactured exports during 1997.

Agriculture is another important segment of the economy, with over half the state's land devoted to farming and with approximately 16% of total employment in farming and agribusiness. The state's most important agricultural products are chickens, eggs, and dairy products.

Before the 1990s, Ohio's unemployment rate was commonly higher than the national average. For the past eight years, however, the state's rates were below the national rates. During 1998, Ohio's average unemployment rate was 4.3% (down from 4.6% in 1997), while nationally the average was 4.5%. The state's drop in unemployment is affected in part by its slow rate of population growth. Ohio's population of 11.2 million managed to grow only 0.1% during 1998.

As high-paying manufacturing jobs are replaced by lower-paying service sector positions, Ohio's personal income growth is slowing. During 1997, the state's per capita personal income grew 3.9% to $24,203, but it is still only 96% of the national figure ($25,298). Nevertheless, Ohio's per capita personal income is at a comparable level to three of the other four states in the Great Lakes region (Illinois is about $3,500 higher).

Calendar 1999 should see Ohio experience continued but slowing economic growth. Personal income in the state and the nation is projected to increase by 5.2%, and Ohio's unemployment rate is expected to be approximately 5.0%. Slight declines in the sales of cars and trucks will impact durable goods manufacturing, but growth in services and trade should offset employment losses in those industries.

There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on state or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio Trust or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

Revenues and Expenditures. The State of Ohio operates on the basis of a fiscal biennium for its appropriations and expenditures and is precluded by law from ending its July 1 to June 30 fiscal year or fiscal biennium in a deficit position. Most state operations are financed through the General Revenue Fund ("GRF"), for which personal income and sales and use taxes are the major sources. Growth and depletion of GRF ending balances show a consistent pattern related to national economic conditions, with the ending balances reduced during less favorable and increased during more favorable economic periods. The state has well-established procedures for, and has taken in a timely manner, necessary actions to ensure positive balances during less favorable economic periods. Those procedures include general and selected reductions in appropriations spending.

The current biennial budget includes fiscal years 1998 and 1999. During FY 1998, total GRF revenues reached $17.8 billion, with the individual income tax generating $5.6 billion (32.7%) and sales and use taxes generating $5.2 billion (29.2%) of this amount. GRF spending in FY 1998 totaled $17.6 billion, 7.4% higher than FY 1997. Of this amount, Medicaid and primary and secondary education appropriations were $5.2 billion and $4.3 billion, respectively. Because revenues were higher than anticipated, Ohio tax payers received an "economic performance and good management" bonus in the form of a one-time income tax reduction of 3.98%. This reduction was paid for using $262.9 million deposited into the Income Tax Reduction Fund at the end of FY 1997. Another issue which impacted state revenues was the continued phasing-in of personal exemption increases. During tax year 1998, the state personal exemption was increased from $850 to $950, and the exemption for dependents was raised from $850 to $1,050. At the end of FY 1998, Ohio's Budget Stabilization ("rainy day") Fund, targeted to be 5% of the previous year's GRF revenues, grew by 2.9% to $887.9 million.

GRF revenues for the final year of the biennium, FY 1999, are projected to total $18.4 billion, a 3.8% increase over FY 1998 receipts. Income tax collections are expected to grow by 10.0%, while the sales and use tax will generate an additional 4.6% in revenue. Total GRF appropriations for FY 1999 are estimated at $18.5 billion, up 5.2%. At the end of FY 1999, the Budget Stabilization Fund balance is projected to be $922.1 million (up 3.9%).

Debt Management. Ohio's incurrence or assumption of debt without a vote of the people is, with limited exceptions, prohibited by current state constitutional provisions. The state may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the state from assuming the debts of any local government or corporation. (An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection or defend the state in war.)

By 14 constitutional amendments, approved from 1921 to date (the latest adopted in 1995), Ohio voters authorized the incurrence of state debt and the pledge to taxes or excises to its payment. As of May 6, 1998, $1.06 billion (excluding certain highway bonds payable primarily from highway use receipts) of this debt was outstanding. The only such state debt at that date still authorized to be incurred were portions of the highway bonds, and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($28.2 million outstanding); (b) $240 million of obligations previously authorized for local infrastructure improvements, no more than $120 million of which may be issued in any calendar year ($945.5 million outstanding); and (c) up to $200 million in general obligation bonds for parks, recreation and natural resources purposes which may be outstanding at any one time ($88.6 million outstanding, with no more than $50 million to be issued in any one year).

The electors in 1995 approved a constitutional amendment extending the local infrastructure bond program (authorizing an additional $1.2 billion of state full faith and credit obligations to be issued over 10 years), and authorizing additional highway bonds (expected to be payable primarily from highway use receipts). The latter supersedes the prior $500 million outstanding authorization and authorizes not more than $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.

The Constitution also authorizes the issuance of state obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Public Facilities Commission and the Ohio Building Authority, and certain obligations issued by the State Treasurer, over $5.1 billion of which were outstanding as of May 6, 1998.

The state's aggregate FY 1998 rental payments under various capital lease and lease purchase agreements were approximately $9.1 million. In recent years, state agencies have also participated in transportation and office building projects that may have some local as well as state use and benefit, in connection with which the state enters into lease purchase agreements with terms ranging from 7 to 20 years. Certificates of participation, or special obligation bonds of the state or a local agency, are issued that represent fractionalized interests in or are payable from the state's anticipated payments. The state estimates highest future fiscal year payments under those agreements (as of May 6, 1998) to be approximately $30.7 million (of which $27.2 million is payable from sources other than the GRF, such as federal highway money distributions). State payments under all those agreements are subject to biennial appropriations, with the lease terms being two years subject to renewal if appropriations are made.

A 1990 constitutional amendment authorizes greater state and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of state obligations secured by a pledge of all or such portion as it authorizes of state revenues or receipts (but not by a pledge of the state's full faith and credit).

A 1994 constitutional amendment pledges the full faith and credit and taxing power of the state to meeting certain guarantees under the state's tuition credit program which provides for purchase of tuition credits, for the benefit of state residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition.
(A 1965 constitutional provision that authorized student loan guarantees payable from available state moneys has never been implemented, apart from a "guarantee fund" approach funded especially from program revenues.)

State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period and are renewable only upon appropriations being made available for the subsequent fiscal period.

Local school districts in Ohio receive a major portion (statewide aggregate approximately 44% in recent years) of their operating moneys from state subsidies but are dependent on local property taxes, and in 119 districts (as of May 6, 1998) from voter-authorized income taxes, for significant portions of their budgets. Litigation similar to that in other states has been pending questioning the constitutionality of Ohio's system of school funding. The Ohio Supreme Court has concluded that aspects of the system (including basic operating assistance and the loan program referred to below) are unconstitutional and ordered the state to provide for and fund a system complying with the Ohio Constitution, staying its order for a year (to March 1998) to permit time for responsive corrective actions. A small number of the state's 612 local school districts have in any year required special assistance to avoid year-end deficits. A program has provided for school district cash need borrowing directly from commercial lenders, with diversion of state subsidy distributions to repayment if needed. Recent borrowings under this program totaled $41.1 million for 28 districts in FY 1994, $71.1 million for 29 districts in FY 1995 (including $29.5 million for one), $87.2 million for 20 districts in FY 1996 (including $42.1 million for one), and $113.2 million for 12 districts in 1997 (including $90 million to one for restructuring its prior loans).

Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes for their operations. With other subdivisions, they also receive local government support and property tax relief moneys distributed by the state. For those few municipalities and school districts that on occasion have faced significant financial problems, there are statutory procedures for a joint state/local commission to monitor the fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. (Similar procedures have recently been extended to counties and townships.) Since inception for municipalities in 1979, these "fiscal emergency" procedures have been applied to 24 cities and villages; for 18 of them, the fiscal situation was resolved and the procedures terminated (two villages and two cities are in preliminary "fiscal watch status"). As of May 6, 1998, the 1996 school district "fiscal emergency" provision was applied to five districts and 11 were on preliminary "fiscal watch" status.

At present, the state itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

Ratings. Standard & Poor's Ratings Services and Fitch IBCA, Inc. both rate State of Ohio general obligation bonds as AA. Moody's Investors Service, Inc. gives these bonds a Aa3 rating.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of Bonds held by the Ohio Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of the Bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Ohio Trust to pay interest on or principal of the Bonds.

Federal and Ohio State Tax-Free Income

The following table shows the approximate marginal taxable yields for individuals that are equivalent to tax-exempt yields under combined federal and state taxes, using published 1999 marginal federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. For cases in which more than one state bracket falls within a federal bracket, the higher state bracket is combined with the federal bracket. The combined state and federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table illustrates what you would have to earn on taxable investments to equal the tax-exempt yield for your income tax bracket. The taxable equivalent yields may be somewhat higher than the equivalent yields indicated in the following table for those individuals who have adjusted gross incomes in excess of $121,200. The table does not reflect the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the maximum marginal federal tax rate to approximately 44% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

                               OHIO TAX EQUIVALENT TABLE
____________________________________________________________________________________________
   Taxable Income ($1,000's)                 Tax-Exempt Estimated Current Return
Single          Joint           Tax       4.0%   4.5%   5.0%   5.5%    6.0%   6.5%    7.0%
Return          Return          Bracket*  Equivalent Taxable Estimated Current Return
____________________________________________________________________________________________
$     0- 25.75                  18.8%     4.93%  5.54%  6.16%  6.77%   7.39%   8.00%   8.62%
                $     0- 43.05  19.4%     4.96%  5.58%  6.20%  6.82%   7.44%   8.06%   8.68%
  25.75- 62.45                  31.7%     5.86%  6.59%  7.32%  8.05%   8.78%   9.52%  10.25%
                  43.05-104.05  33.0%     5.97%  6.72%  7.46%  8.21%   8.96%   9.70%  10.45%
  62.45-130.25   104.05-158.55  35.8%     6.23%  7.01%  7.79%  8.57%   9.35%  10.12%  10.90%
 130.25-283.15   158.55-283.15  40.8%     6.76%  7.60%  8.45%  9.29%  10.14%  10.98%  11.82%
Over 283.15     Over 283.15     44.1%     7.16%  8.05%  8.94%  9.84%  10.73%  11.63%  12.52%

* The table does not reflect possible reductions in the State tax rates that may occur if the Director of Budget and Management determines that certain surplus revenues exist. Please note that the table does not reflect (i) any federal or state limitations on the amounts of allowable itemized deductions, phase-outs of personal or dependent exemption credits or other allowable credits, (ii) any local taxes imposed or (iii) any taxes other than personal income taxes. The table assumes that federal taxable income is equal to state income subject to tax, and in cases where more than one state rate falls within a federal bracker, the highest state rate corresponding to the highest income within that federal bracket is used.

Municipal Bonds.

Certain of the bonds held by the Securities in the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds in the funds may be revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in the funds, both within a particular classification and between classifications, depending on numerous factors. A description of certain types of revenue bonds follows.

Healthcare Revenue Bonds. Certain of the bonds may be healthcare revenue bonds. Ratings of bonds issued for healthcare facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Single Family Mortgage Revenue Bonds. Certain of the bonds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Multi-Family Mortgage Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992.

Water and Sewerage Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Electric Utility Revenue Bonds. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest on such bonds.

Lease Obligation Revenue Bonds. Certain of the bonds may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Industrial Revenue Bonds. Certain of the bonds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a fund may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other bonds in the funds prior to the stated maturity of such bonds.

Transportation Facility Revenue Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the funds. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Resource Recovery Facility Revenue Bonds. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the funds prior to the stated maturity of the Bonds.

Discount Bonds. Certain of the bonds held by the Securities in the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

Original Issue Discount Bonds. Certain of the bonds held by the Securities in the Trusts may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the bonds approach maturity.

Zero Coupon Bonds. Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

Premium Bonds. Certain of the bonds held by the Securities in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased by the fund were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value.

                           MEMORANDUM


            Re:  The First Trust Combined Series 272

     The only difference of consequence (except as described below) between The First Trust Combined Series 269, which is the current fund, and The First Trust Combined Series 272, the filing of which this memorandum accompanies, is the change in the series number. The list of bonds comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 Act


                      Forms N-8A and N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of The First Trust of Insured Municipal Bonds,
Series 1 (File No. 811-2541) related also to the subsequent series of the Fund.


                            1933 Act


                           Prospectus

     The only significant changes in the Prospectus from the Series 269 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.






               CONTENTS OF REGISTRATION STATEMENT

Item A. Bonding Arrangements of Depositor

        Nike  Securities  L.P. is covered by a Brokers'  Fidelity
        Bond,  in  the  total amount of $1,000,000,  the  insurer
        being   National   Union   Fire  Insurance   Company   of
        Pittsburgh.

Item B. This   Registration  Statement  comprises  the  following
        papers and documents:

        The Facing Sheet

        The Prospectus

        The Signatures

        Exhibits

                               S-1


                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Combined Series 272, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on August 18, 1999.

                              THE FIRST TRUST COMBINED SERIES 272
                                        (Registrant)

                              By: NIKE SECURITIES L.P.
                                  (Depositor)



                              By Robert M. Porcellino
                                  Senior Vice President

     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:

Name                  Title*                  Date

Robert D. Van Kampen  Director             )
                      of Nike Securities   )
                      Corporation, the     )  August 18, 1999
                      General Partner of   )
                      Nike Securities L.P. )
                                           )
                                           )Robert M. Porcellino
                                           )  Attorney-in-fact**
David J. Allen        Director of Nike
                      Securities Corporation,
                      the General Partner
                      of Nike Securities



____________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-2


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


         CONSENT OF SECURITIES EVALUATION SERVICE, INC.

     The consent of Securities Evaluation Service, Inc. to the use of its name in the Prospectus included in the Registration
Statement is filed as Exhibit 4.1 to the Registration Statement


CONSENT OF STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-
                           HILL, INC.

     The consent of Standard & Poor's Ratings Group, A Division of McGraw-Hill, Inc. to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit
4.2 to the Registration Statement.

                               S-3


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Combined Series 145 and subsequent Series effective October 16, 1991, among Nike Securities L.P., as Depositor, United States Trust Company of New York, as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as
       Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-3289] filed on behalf of The First Trust Combined Series 145).

1.1.1* Form   of  Trust  Agreement  for  Series  272  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, General Partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, General Partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6    Master  Agreement  Among  Underwriters  (incorporated   by
       reference  to  Amendment No. 1 to Form S-6 [File  No.  33-
       43289]  filed  on  behalf  of  The  First  Trust  Combined
       Series 145).

                               S-4

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of securities being registered.

3.2* Opinion of counsel as to Federal income tax status of securities being registered.

3.3* Opinion of counsel to New York tax status of securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of Securities Evaluation Service, Inc.

4.2*   Consent of Standard & Poor's Ratings Group, A Division  of
       McGraw-Hill, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

_________________
*  To be filed by amendment.

                               S-5